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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NOKIA CORPORATION
(Exact name of Registrant as specified in its charter)

Republic of Finland (State or other jurisdiction of incorporation or organization)	98-0347501 (I.R.S. Employer Identification Number)

Karaportti 3
FI-02610 NOKIA GROUP
Espoo, Finland
+358 (0)10 44 88 000
(Address and telephone number of Registrant's principal executive offices)

Alexis Mendoza
Nokia USA Inc.
200 S. Mathilda Avenue
Sunnyvale, CA 94086
+1 (972) 374 3000
(Name, address, and telephone number of agent for service)

Copies to:

David Dixter
Shearman & Sterling (London) LLP
9 Appold Street
London EC2A 2AP
+44 207 655 5000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this registration statement.

          If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

          Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

          If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended 38 transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Debt Securities	$	$		$$0

(1)
There is being registered under this registration statement such indeterminate principal amount of debt securities as may from time to time be offered at indeterminate prices.

(2)
In accordance with Rule 456(b) and Rule 457(r), the Registrant is deferring payment of all of the registration fee.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

PROSPECTUS

NOKIA CORPORATION

DEBT SECURITIES

        We may from time to time offer to sell our debt securities covered by this prospectus to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide specific terms of the debt securities to be offered in supplements to this prospectus or possibly other offering material. The prospectus supplements may also add to, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our debt securities.

        Investing in our debt securities involves risks that are described in the "Operating and financial review and prospects—Risk factors" section of our annual reports filed with the Securities and Exchange Commission or in the applicable prospectus supplement. See "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these debt securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS MAY 30, 2017.

ABOUT THIS PROSPECTUS

        The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any debt securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which it is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a debt security.

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Each time we sell or issue debt securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will contain specific information about the terms of that specific offering of debt securities and the specific manner in which they may be offered. The prospectus supplement and any applicable pricing supplement may also add, update or change any of the information contained in this prospectus. The prospectus supplement and any applicable pricing supplement may also contain information about any material United States federal income tax considerations relating to the debt securities described in the prospectus supplement. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. You should read both this prospectus, the applicable prospectus supplement and any applicable pricing supplement, together with the additional information described under "Where You Can Find More Information" below, before making an investment decision. This prospectus may not be used to sell our debt securities unless it is accompanied by a prospectus supplement.

        In this prospectus and any prospectus supplement, any reference to "we," "us," "our," "the Company," "the Group," "the Nokia Group" or "Nokia" means Nokia Corporation and its consolidated subsidiaries (including Alcatel-Lucent S.A. or "Alcatel Lucent") and generally to Nokia's Continuing operations, except where we separately specify that the term means Nokia Corporation or a particular subsidiary or business segment only or our Discontinued operations.

        This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under "Where You Can Find More Information."

        The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the debt securities offered under this prospectus. That registration statement can be read at the SEC's web site (www.sec.gov) or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

        In this prospectus and any prospectus supplement, references to "EUR," "euro" or "€" are to the common currency of the European Economic and Monetary Union and references to "dollars," "USD" or "$" are to the currency of the United States.

LIMITATION ON ENFORCEMENT OF UNITED STATES LAWS AGAINST US,
OUR MANAGEMENT AND OTHERS

        We are a public limited liability company incorporated under the laws of the Republic of Finland. Most of our directors and a majority of our executive officers (and certain experts named in this prospectus or in documents incorporated herein by reference) are resident outside the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States or in actions for enforcement of judgments of United States courts, liabilities predicated solely upon the federal securities laws of the United States.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual reports with, and furnish periodic reports, proxy materials and other information to, the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file or furnish at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

 INCORPORATION BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offerings of the debt securities:

  •
  our annual report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 23, 2017;

  •
  the audited annual consolidated financial statements and auditor's report of Alcatel Lucent at December 31, 2015 and which can be found at pages 207 to 305 (inclusive) and page 208, respectively, of Alcatel Lucent's annual report on Form 20-F/A for the year ended December 31, 2015, filed with the SEC on May 2, 2016;

  •
  our Report on Form 6-K filed with the SEC on May 18, 2017;

  •
  our two Reports on Form 6-K filed with the SEC on May 23, 2017;

  •
  any future reports on Form 6-K that state that they are incorporated into this registration statement; and

  •
  any future annual reports on Form 20-F that we may file with the SEC under the Exchange Act, until we terminate our offerings of the debt securities.

        Our annual report on Form 20-F and our reports on Form 6-K are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our Internet website is located at http://www.company.nokia.com. We have included our website address as an inactive textual reference only. The contents of the website are not incorporated by reference into this prospectus. You may request a copy of these filings at no cost by contacting us at the following address or telephone number:

  Nokia
  Investor Relations
  600-700 Mountain Avenue
  Murray Hill, NJ
  07974 USA
  Tel: +1 908 582 3000

FORWARD-LOOKING STATEMENTS

        We may from time to time make written or oral "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the "Securities Act", and Section 21E of the Exchange Act, including statements contained in filings with the SEC, in reports to shareholders and in press releases and investor Webcasts.

        It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding:

  •
  our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent;

  •
  expectations, plans or benefits related to our strategies and growth management;

  •
  expectations, plans or benefits related to future performance of our businesses;

  •
  expectations, plans or benefits related to changes in organizational and operational structure;

  •
  expectations regarding market developments, general economic conditions and structural changes;

  •
  expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins;

  •
  timing of the deliveries of our products and services;

  •
  expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as our expected customer reach;

  •
  outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities;

  •
  expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and

  •
  statements preceded by or including "believe," "expect," "anticipate," "foresee," "sees," "target," "estimate," "designed," "aim," "plans," "intends," "focus," "continue," "project," "should," "will" or similar expressions.

        These statements are based on management's best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to:

  •
  our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth;

  •
  our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel Lucent, and our ability to implement our organizational and operational structure efficiently;

  •
  general economic and market conditions and other developments in the economies where we operate;

  •
  competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner;

  •
  our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries;

  •
  our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others;

  •
  our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel Lucent;

  •
  our dependence on a limited number of customers and large multi-year agreements;

  •
  exchange rate fluctuations, as well as hedging activities;

  •
  the ability of our Nokia Technologies business group to protect its intellectual property rights ("IPR") and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market;

  •
  our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use;

  •
  our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures;

  •
  our ability to identify and remediate material weaknesses in our internal control over financial reporting;

  •
  our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches;

  •
  inefficiencies, breaches, malfunctions or disruptions of information technology systems;

  •
  Nokia Technologies' ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned;

  •
  our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions;

  •
  adverse developments with respect to customer financing or extended payment terms we provide to customers;

  •
  the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes;

  •
  our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets;

  •
  our ability to retain, motivate, develop and recruit appropriately skilled employees;

  •
  disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites;

  •
  the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business;

  •
  our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings;

  •
  our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto;

  •
  our involvement in joint ventures and jointly-managed companies;

  •
  the carrying amount of our goodwill may not be recoverable;

  •
  uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period;

  •
  pension costs, employee fund-related costs, and healthcare costs; and

  •
  risks related to undersea infrastructure,

as well as the risk factors specified in our annual report on Form 20-F for the year ended December 31, 2016, which is incorporated by reference in this prospectus.

        Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

RISK FACTORS

        Investing in our securities involves risks. You should carefully consider the risks, uncertainties and assumptions discussed under the caption "Operating and financial review and prospects—Risk Factors" included in our annual report on Form 20-F for the year ended December 31, 2016 which is incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. You should also carefully consider any additional risks discussed or incorporated by reference in this prospectus and any applicable prospectus supplement, together with all the information contained or incorporated by reference in this prospectus or any such prospectus supplement.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following is a discussion and analysis of our financial condition and results of operations based on the unaudited consolidated condensed financial statements of the Group as of and for the three months ended March 31, 2017 prepared in accordance with IFRS and included in this registration statement.

        The financial information as of March 31, 2017 and 2016 and for each of the three months ended March 31, 2017 and 2016 should be read in conjunction with, and is qualified in its entirety by reference to, our unaudited consolidated condensed financial information included in the this registration statement. For a discussion of risks and uncertainties facing us as a result of various factors, see "Risk Factors."

        The discussion and analysis of our financial condition and results of operations as of December 31, 2016 and 2015 and for each of the three years ended December 31, 2016, 2015 and 2014 is included in our annual report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 23, 2017 and incorporated by reference herein.

Results of Operations

Three months ended March 31, 2017 (unaudited results)

EUR million (except for EPS in EUR)	Q1'17	Q1'16	YoY change
Net sales	5,378	5,511	(2)%
Nokia's Networks business	4,902	5,193	(6)%
Ultra Broadband Networks	3,597	3,741	(4)%
IP Networks and Applications	1,304	1,453	(10)%
Nokia Technologies	247	198	25%
Group Common and Other	254	235	8%
Unallocated items	(11)	(104)
Gross profit	2,125	1,577	35%
Gross margin %	39.5%	28.6%	1,090bps
Operating (loss)/profit	(127)	(712)	(82)%
Nokia's Networks business	324	337	(4)%
Ultra Broadband Networks	301	230	31%
IP Networks and Applications	23	107	(79)%
Nokia Technologies	116	106	9%
Group Common and Other	(99)	(99)	0%
Unallocated items	(468)	(1,057)
Operating margin %	(2.4)%	(12.9)%	1,050bps
Financial income and expenses	(146)	(103)	42%
Taxes(1)	(154)	101
(Loss)/Profit(1)	(435)	(712)	(39)%
(Loss)/Profit attributable to the equity holders of the parent(1)	(473)	(623)	(24)%
Non-controlling interests(1)	37	(88)
EPS, EUR diluted(1)	(0.08)	(0.11)	(27)%
Net cash and other liquid assets	4,409	8,246	(47)%

(1)
Q1'16 result is not comparable to the previously published Q1'16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3'16 which resulted in an adjustment to the Q1'16 income tax benefit.

EUR million	Ultra Broadband Networks	IP Networks and Application	Nokia's Networks business	Nokia Technologies	Group Common and Other	Eliminations	Total	Unallocated	Nokia Total
Q1 '17
Net sales	3,597	1,304	4,902	247	254	(15)	5,388	(11)	5,378
EBITDA	386	66	451	109	(88)	0	472	(204)	268
EBITDA %	10.7%	5.1%	9.2%	44.1%	(34.6)%		8.8%		5.0%

Q1 '16
Net sales	3,741	1,453	5,193	198	235	(11)	5,615	(104)	5,511
EBITDA	316	147	463	108	(88)	0	483	(787)	(304)
EBITDA %	8.4%	10.1%	8.9%	54.5%	(37.4)%		8.6%		(5.5)%

        We present EBITDA as a supplemental measure of our performance. We define EBITDA as net income (loss) from continuing operations plus (i) income tax (expense) / benefit (ii) financial income and expenses and (iii) depreciation and amortization. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.

        Set forth below is a reconciliation of EBITDA to Loss from continuing operations:

Q1 '17 EUR million	Ultra Broadband Networks	IP Networks and Application	Nokia's Networks business	Nokia Technologies	Group Common and Other	Eliminations	Total	Unallocated	Nokia Total
EBITDA	386	66	451	109	(88)	—	472	(204)	268
Depreciation and amortization	(83)	(43)	(126)	(4)	(11)	—	(141)	(264)	(404)
Share of results of associated companies and joint ventures	(1)	—	(1)	10	—	—	9	—	9

Operating (loss)/profit	301	23	324	116	(99)	—	341	(468)	(127)

Share of results of associated companies and joint ventures	1	—	1	(10)	—	—	(9)	—	(9)
Financial income and expenses									(146)
Income tax (expense)/benefit									(154)

Loss from continuing operations									(435)

Q1 '16 EUR million	Ultra Broadband Networks	IP Networks and Application	Nokia's Networks business	Nokia Technologies	Group Common and Other	Eliminations	Total	Unallocated	Nokia Total
EBITDA	316	147	463	108	(88)	—	483	(787)	(304)
Depreciation and amortization	(84)	(39)	(124)	(2)	(11)	—	(136)	(270)	(406)
Share of results of associated companies and joint ventures	(2)	—	(2)	—	—	—	(2)	—	(2)

Operating (loss)/profit	230	107	337	106	(99)	—	345	(1,057)	(712)

Share of results of associated companies and joint ventures	2	—	2	—	—	—	2	—	2
Financial income and expenses									(103)
Income tax (expense)/benefit									101

Loss from continuing operations									(712)

Cost Savings Progam

        The following table summarizes the financial information related to our cost savings program, as of the end of the three months ended March 31, 2017. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter of 2016.

In EUR million, approximately	Q1'17
Opening balance of restructuring and associated liabilities	790
+ Charges in the quarter	80
–Cash outflows in the quarter	150
= Ending balance of restructuring and associated liabilities	720
of which restructuring provisions	650
of which other associated liabilities	70
Total expected restructuring and associated charges	1,700
–Cumulative recorded	830
= Charges remaining to be recorded	870
Total expected restructuring and associated cash outflows	2,150
–Cumulative recorded	560
= Cash outflows remaining to be recorded	1,590

        The following table summarizes our full year 2016 results and future expectations related to our cost savings program and network equipment swaps.

		Expected amounts for
	Actual	FY 2017 as of the end of		FY 2018 as of the end of		FY 2019 and beyond as of the end of		Total as of the end of
In EUR million, approximately rounded to the nearest EUR 50 million	2016	Q4 '16	Q1 '17	Q4 '16	Q1 '17	Q4 '16	Q1 '17	Q4 '16	Q1 '17
Total cost savings	550	250	250	400	400	0	0	1,200	1,200
— operating expenses	350	100	100	350	350	0	0	800	800
— cost of sales	200	150	150	50	50	0	0	400	400
Restructuring and associated charges	750	750	750	200	200	0	0	1,700	1,700
Restructuring and associated cash outflows	400	750	750	550	550	450	450	2,150	2,150
Charges and cash outflows related to network equipment swaps	150	450	450	300	300	0	0	900	900

        In the year ended December 31, 2016, the actual total cost savings benefitted from lower incentive accruals, related to the financial performance in year ended December 31, 2016. Lower incentive accruals drove more than half of the higher than previously expected decrease in total costs in 2016, and this is expected to reverse in 2017, assuming full year 2017 financial performance in-line with our expectations. On a cumulative basis, Nokia continues to be well on track to achieve the targeted EUR 1.2 billion of total cost savings in full year 2018.

Other information

        We seek to maintain total cash of approximately 30% of net sales over time and pay dividends (taking into account cash position and cash flow generation) approximating 40-70% of profit attributable to equity holders of the parent excluding costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items.

        As of November 2016, our primary addressable market in 2016—including mobile radio network, fixed access network, core network and IP routing, and analytics—increased to around EUR 113 billion, an almost 50% increase relative to the slower-growing addressable market we faced before the Alcatel Lucent addition. Our primary addressable market was estimated to be EUR 110 billion in 2017 and EUR 120 billion in 2021. Nokia's adjacent addressable market size was approximately EUR 18 billion in 2016, and estimated to grow to EUR 20 billion in 2017 and EUR 32 billion in 2021.

Financial discussion

Net sales

Year-on-year discussion

        Nokia net sales decreased 2% in the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

        The year-on-year decrease in net sales in the three months ended March 31, 2017 was primarily due to Nokia's Networks business, partially offset by higher net sales in Nokia Technologies and Group Common and Other.

Operating profit

Year-on-year discussion

        In the three months ended March 31, 2017, the decrease in Nokia's operating loss compared to the three months ended March 31, 2016 was primarily due to higher gross profit and lower selling, general and administrative ("SG&A") expenses, partially offset by a net negative fluctuation in other income and expenses.

        The increase in gross profit compared to the three months ended March 31, 2016 was primarily due to the absence of a purchase price allocation cost related to the valuation of inventory and, to a lesser extent, higher gross profit in Nokia Technologies. This was partially offset by lower gross profit in Nokia's Networks business.

        Research and development ("R&D") expenses were approximately flat compared to the three months ended March 31, 2016, primarily due to lower R&D expenses in Nokia's Networks business, partially offset by higher product portfolio integration costs.

        The decrease in SG&A expenses compared to the three months ended March 31, 2016 was primarily due to lower transaction and integration costs, partially offset by higher SG&A expenses in Nokia Technologies.

        Nokia's other income and expenses was an expense of EUR 69 million in the three months ended March 31, 2017, compared to an expense of EUR 52 million in the three months ended March 31, 2016. The net negative fluctuation was primarily related to higher restructuring and associated charges, partially offset by Nokia's Networks business and Group Common and Other.

(Loss)/Profit attributable to the equity holders of the parent

Year-on-year discussion

        In the three months ended March 31, 2017, the decrease in Nokia's loss attributable to the equity holders of the parent compared to the three months ended March 31, 2016 was primarily due to lower operating loss, partially offset by higher taxes, a net negative fluctuation in non-controlling interests and a net negative fluctuation in financial income and expenses.

        The net negative fluctuation in financial income and expenses compared to the three months ended March 31, 2016 was primarily due to costs related to Nokia's tender offer to repurchase the 6.75% notes due February 4, 2019, the 6.50% debentures due January 15, 2028 and the 6.45% debentures due March 15, 2029. The purpose of these transactions was to optimize Nokia's debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt. In addition, the three months ended March 31, 2017 was negatively affected by foreign exchange fluctuations, partially offset by the absence of costs related to the early redemption of Alcatel-Lucent high yield bonds in the first quarter of 2016 and a net positive fluctuation in other financial income and expenses.

        The higher taxes compared to the three months ended March 31, 2016 were primarily due to tax expenses of EUR 245 million related to the integration of the former Alcatel-Lucent and Nokia operating models.

        The net negative fluctuation in non-controlling interests compared to the three months ended March 31, 2016 was primarily related to a non-recurring income in a partly-owned subsidiary in the three months ended March 31, 2017.

Acquisition of Comptel Corporation

        On February 9, 2017 Nokia announced that it had entered into a transaction agreement with Comptel Corporation under which Nokia, through its wholly owned indirect subsidiary Nokia Solutions and Networks Oy, undertook to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel not owned by Comptel, in order to advance Nokia's software strategy and provide service providers with a comprehensive solution to design, deliver, orchestrate and assure communications and digital services across physical, virtual and hybrid networks. The tender offer valued Comptel at approximately EUR 347 million, on a fully diluted basis, and resulted in Nokia consolidating Comptel as of March 30, 2017. Together with open market purchases, Nokia Solutions and Networks Oy held approximately 96.95% of all Comptel shares as of April 24, 2017.

        The acquisition of Comptel is part of Nokia's strategy to build a standalone software business at scale by expanding and strengthening Nokia's go-to-market capabilities with a software-dedicated sales force and strong partner network. The acquisition of Comptel also supports Nokia's desire to build a software portfolio that allows customers to automate as much of their network and business operations as possible—including customer services, self-optimization, management and orchestration.

        Comptel is a long-time Nokia partner. It is a listed Finnish company, founded in 1986, with approximately 800 employees in 32 countries. Comptel has completed over 1,400 customer projects in more than 90 countries. It processes 20 percent of the world's mobile usage data every day, orchestrates communications and digital services for more than two billion end-users daily and its largest customer has around 300 million subscribers. In 2016, Comptel's net sales were EUR 100 million with an 11% operating margin. The company's major sites are in Finland, Bulgaria, Malaysia, India, the United Kingdom and Norway.

        It is Nokia's intention to acquire all the shares and option rights in Comptel. As the ownership in Comptel exceeds nine-tenths (9/10) of the shares and voting rights in Comptel, Nokia has filed an application to initiate compulsory redemption proceedings for the remaining Comptel shares under the Finnish Limited Liability Companies Act and intends to redeem the remaining option rights in accordance with their terms and conditions.

Changes in reporting structure, effective from April 1, 2017

        On March 17, 2017, Nokia announced changes in its organizational structure designed to accelerate the execution of its strategy, including strengthening Nokia's ability to deliver strong financial performance, drive growth in services, meet changing customer demands in mobile networks, achieve cost savings and ongoing transformation goals, and enable strategic innovation across Nokia's Networks business, effective April 1, 2017.

        These organizational changes include the separation of Nokia's Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. The new Global Services business group is comprised of the Global Services organization that resided within the Mobile Networks business group, including company-wide managed services. In the three months ended March 31, 2017, Global Services represented approximately 70% of total services net sales within the Networks business, with the remaining amounts reported within the net sales of the other Networks business groups.

        Starting from the second quarter 2017, Nokia will change its reporting structure to reflect the updated organizational structure and provide additional information on Global Services.

Financial discussion

        The financial discussion included in this financial report of Nokia's results comprises the results of Nokia's businesses—Nokia's Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 2, "Segment information and eliminations", in the Financial statement information section in this report.

12

Nokia's Networks business

Operational highlights

Ultra Broadband Networks—Mobile Networks

        Nokia announced changes in its organization to accelerate the execution of the company strategy, including the separation of Nokia's Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. Effective from April 1, 2017, Marc Rouanne is President of the Mobile Networks business group.

        Nokia signed its largest-ever contract by revenue in Latin America with consortium ALTÁN Redes to build a major mobile broadband network in Mexico. Known as Red Compartida, the mobile broadband network will use Nokia's 4.5G Pro radio access based on AirScale technology and IP and optical backhaul technology to deliver mobile broadband coverage for 92% of Mexico's population over five regions.

        Nokia and Three UK, part of CK Hutchison, signed a deal to deploy the world's first fully integrated cloud native core network to enable massive scalability and give Three UK the ability to respond quickly to customers' dynamic service needs.

        Nokia launched 5G FIRST, which incorporates AirScale and AirFrame technologies, including massive MIMO Adaptive Antenna, Cloud Packet Core and mobile transport, to bring new capabilities to operators as they prepare for 5G-ready architectures. It will be commercially available in the second half of 2017.

        Nokia announced plans to introduce 4.9G by the end of 2017 with the introduction of the AirScale massive MIMO Adaptive Antenna, which increases cell capacity by up to eight times compared to 4G LTE.

        Nokia's 5G-ready AirScale platform saw a host of developments, with TIM in Brazil signing on to upgrade to 4.5G Pro; Ooredoo Qatar deploying 4.5G Pro; and T-Mobile in the US successfully demonstrating 4.5G Pro features.

        Nokia and Intel announced 5G acceleration labs in the US and Finland to help operators deliver 5G innovation, from device to cloud.

Ultra Broadband Networks—Fixed Networks

        Nokia launched its 10G passive optical network and point-to-point fiber mobile transport solution, that enables operators to leverage existing fiber networks to converge business, residential and mobile services on a single infrastructure, and provide the capacity and coverage that 5G demands. The solution is part of Nokia's end-to-end mobile transport portfolio and our unique, global ability to build 5G-ready 'anyhaul' networks with them.

        Nokia and Energia Communications of Japan signed a nationwide distributor agreement for G.fast fixed ultra-broadband access technology, which delivers fiber-like speeds over copper over short distances.

        A demonstration by Nokia and Austrian operator A1 of Nokia's XG-FAST technology realized data transmission rates in excess of 11 Gbps over copper.

IP Networks and Applications—IP/Optical Networks

        Reliance Jio Infocomm Limited selected Nokia's optical core and metro solution to handle massive traffic growth on its pan-India 4G LTE network as it builds broadband connectivity for all of India.

        Nokia and Facebook broke subsea spectral efficiency records in transatlantic field tests.

        Vodafone selected the Nuage Virtualized Service Platform to transform and automate application delivery across both the datacenter and WAN.

        Sky, Europe's leading entertainment company, selected Nokia's video services offering, Velocix Content Delivery Network, to enhance its high-speed and data services for the company's millions of UK customers.

        Nokia and Tata Power Delhi Distribution joined forces to modernize electrical grids with advanced communications networks.

        Xiaomi, a leading Chinese internet service provider and electronics manufacturer, selected Nokia's data center interconnect solution to connect its data centers and create a private cloud network.

        Nokia completed the acquisition of U.S. company Deepfield, strengthening its network and service automation solutions with real-time, big data analytics.

        Multiple portfolio launches included: the 7705 SAR-Hm, an LTE/3G wireless router for utilities and other high growth vertical markets, like Smart Cities; and new Cloud Packet Core and IP mobile transport solutions to support move to Internet of Things ("IoT"), 5G and cloud.

IP Networks and Applications—Applications & Analytics

        Nokia continued to make the long-term structural changes in Applications & Analytics necessary to transform its organization and operations. Changes include establishing a Transformation Office led by an experienced team with strong track records; investing in go-to-market capabilities by creating a new organizational structure with strong leadership that includes 100 percent dedicated Applications & Analytics account managers; delivering key elements of a Common Software Foundation that will reduce middleware costs by 60% while improving customer experience; and strengthening its services/delivery practices with more standardized operations and refined portfolios.

        Nokia acquired Comptel, a specialist in orchestration, data processing, intelligent customer engagement applications and service monetization. The move bolsters Nokia's software portfolio and go-to-market capabilities.

        Nokia had particularly strong performance in Business Support Systems due to a strong installed base and demand from customers related to their focus on improving charging models. The company also performed well in its emerging businesses which consist of Self-Organizing Networks ("SON"), IoT, security, analytics and cloud solutions. During Q1, Nokia established itself as the leader in the SON market with 98 cumulative Eden-NET customers; it won several new IoT deals including the first one using the long range, low power wireless protocol; added 20 new analytics contracts; and captured three new identity management/core security deals.

        Nokia announced updates to its Intelligent Management Platform for All Connected Things (IMPACT). New features include pre-integrated applications for public sector/smart city and transportation/automotive verticals and machine learning-powered video analytics, making it easier for customers to deploy new IoT services and business models.

        Nokia launched updates to its software portfolio to help service providers automate operations, derive intelligence from their data and monetize services. The updates include the Nokia evolved Service Operations Center, Nokia NetAct Archive Cloud, and Nokia session border controller for cloud.

        Nokia's end-to-end IoT solution was named the "Best IoT Innovation for Mobile Networks" at the annual Global Mobile Awards (GLOMO) presented at Mobile World Congress 2017.

Total Services

        Nokia announced changes in its organization to accelerate the execution of the company strategy, including the separation of Nokia's Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. Effective from April 1, 2017, Igor Leprince is President of the Global Services business group.

        The highlights below are for the totality of all services within Nokia's Networks business.

        Nokia announced a major five-year managed services deal with VimpelCom of Russia to oversee its fixed, mobile and transport networks.

        Nokia launched a global IoT network grid as a managed service that provides a one stop shop for making global IoT connectivity a reality. Also complemented its IoT portfolio with IoT Readiness Services.

        Nokia introduced the industry's first telco digital assistant Nokia MIKA, customized for telecommunications operators, powered by Nokia AVA. Also complemented Nokia AVA with Predictive Repair.

        Nokia extended its 5G Acceleration Services portfolio with 5G transformation consulting, 5G phase one network design and 5G cross-domain architecture services.

Financial highlights

Nokia's Networks business EUR million	Q1'17	Q1'16	YoY change
Net sales	4,902	5,193	(6)%
Gross profit	1,935	2,005	(3)%
Gross margin %	39.5%	38.6%	90bps
R&D	(944)	(977)	(3)%
SG&A	(667)	(669)	0%
Other income and expenses	0	(22)	(100)%
Operating profit	324	337	(4)%
Operating margin %	6.6%	6.5%	10bps

Net sales by region

Nokia's Networks business EUR million	Q1'17	Q1'16	YoY change
Asia-Pacific	1,046	1,096	(5)%
Europe	976	1,205	(19)%
Greater China	556	572	(3)%
Latin America	227	341	(33)%
Middle East & Africa	403	394	2%
North America	1,694	1,585	7%
Total	4,902	5,193	(6)%

Financial discussion

Net sales and operating profit

        In the three months ended March 31, 2017, Nokia's Networks business net sales decreased 6% compared to the three months ended March 31, 2016.

        A discussion of our results within Ultra Broadband Networks and IP Networks and Applications is included in the sections "Ultra Broadband Networks" and "IP Networks and Applications" below.

Three months ended March 31, 2017 compared to the three months ended March 31, 2016

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(144)	(4)%	23	31	7	9	71	230bps
IP Networks and Applications	(149)	(10)%	(93)	2	(5)	12	(84)	(560)bps

Networks business	(291)	(6)%	(70)	33	2	22	(13)	10bps

        The year-on year net positive fluctuation in other income and expenses was primarily due to lower doubtful account allowances and a settlement with a component supplier.

Ultra Broadband Networks

Financial highlights

Ultra Broadband Networks EUR million	Q1'17	Q1'16	YoY change
Net sales	3,597	3,741	(4)%
Mobile Networks	3,096	3,122	(1)%
Fixed Networks	501	619	(19)%
Gross profit	1,375	1,352	2%
Gross margin %	38.2%	36.1%	210bps
R&D	(606)	(637)	(5)%
SG&A	(464)	(471)	(1)%
Other income and expenses	(5)	(14)
Operating profit	301	230	31%
Operating margin %	8.4%	6.1%	230bps

Net sales by region

Ultra Broadband Networks EUR million	Q1'17	Q1'16	YoY change
Asia-Pacific	783	859	(9)%
Europe	630	779	(19)%
Greater China	448	483	(7)%
Latin America	151	217	(30)%
Middle East & Africa	301	293	3%
North America	1,284	1,110	16%
Total	3,597	3,741	(4)%

Financial discussion

Net sales

        In the three months ended March 31, 2017, Ultra Broadband Networks net sales decreased 4% compared to the three months ended March 31, 2016.

        The year-on-year decrease in Ultra Broadband Networks net sales in the three months ended March 31, 2017 was due to Fixed Networks and, to a lesser extent, Mobile Networks.

        The net sales performance in Fixed Networks was in comparison to a particularly strong three months ended March 31, 2016, which was driven by high order intake in the fourth quarter 2015. The decrease in Fixed Networks net sales was primarily due to broadband access and, to a lesser extent, services and digital home. The year-on-year decrease was primarily related to two specific customers, with one customer completing a large project in Asia-Pacific and another customer reducing its level of spending in Latin America. For broadband access, the decrease was primarily related to Asia-Pacific. For services, the decrease was primarily related to Europe. For digital home, the decrease was primarily related to Asia-Pacific and Latin America.

        The slight decrease in Mobile Networks net sales was primarily due to services, partially offset by advanced mobile networks solutions and radio networks. From a growth perspective, small cells continued to deliver strong performance on a year-on-year basis. For services, the decrease was primarily related to Europe, Latin America and North America. For advanced mobile networks solutions, the increase was primarily related to North America. For radio networks, the increase was primarily related to North America, partially offset by Europe, Greater China, Asia-Pacific and Latin America.

Operating profit

        In the three months ended March 31, 2017, Ultra Broadband Networks operating profit increased compared to the three months ended March 31, 2016 primarily due to lower R&D expenses, higher gross profit and a net positive fluctuation in other income and expenses.

        The increase in Ultra Broadband Networks gross profit compared to the three months ended March 31, 2016 was primarily due to Mobile Networks, partially offset by Fixed Networks. The increase in gross profit in Mobile Networks compared to the three months ended March 31, 2016 was primarily due to higher gross margin related to regional mix, with a higher proportion of net sales in North America, and business mix, with a lower proportion of services in the overall sales mix. The decrease in gross profit in Fixed Networks compared to the three months ended March 31, 2016 was primarily due to lower net sales, with gross margin remaining solid on a year-on-year basis.

        The decrease in Ultra Broadband Networks R&D expenses compared to the three months ended March 31, 2016 was primarily due to Mobile Networks, partially offset by Fixed Networks. The decrease in Mobile Networks R&D expenses compared to the three months ended March 31, 2016 was primarily due to lower personnel expenses, primarily reflecting progress related to Nokia's cost savings program. The increase in Fixed Networks compared to the three months ended March 31, 2016 was primarily due to higher spending related to the cable access market, including the acquisition of Gainspeed in the third quarter 2016. To drive growth and higher returns, expanding to the cable access adjacency is a key priority for Fixed Networks.

        Ultra Broadband Networks other income and expenses was an expense of EUR 5 million in the three months ended March 31, 2017, compared to an expense of EUR 14 million in the three months ended March 31, 2016. On a year-on-year basis, the change was primarily related to doubtful account allowances in Mobile Networks.

IP Networks and Applications

Financial highlights

IP Networks and Applications EUR million	Q1'17	Q1'16	YoY change
Net sales	1,304	1,453	(10)%
IP/Optical Networks	945	1,094	(14)%
IP Routing	621	717	(13)%
Optical Networks	324	377	(14)%
Applications & Analytics	359	359	0%
Gross profit	560	653	(14)%
Gross margin %	42.9%	44.9%	(200)bps
R&D	(338)	(340)	(1)%
SG&A	(203)	(198)	3%
Other income and expenses	4	(8)
Operating profit	23	107	(79)%
Operating margin %	1.8%	7.4%	(560)bps

Net sales by region

IP Networks and Applications EUR million	Q1'17	Q1'16	YoY change
Asia-Pacific	263	238	11%
Europe	346	426	(19)%
Greater China	107	89	20%
Latin America	76	125	(39)%
Middle East & Africa	102	101	1%
North America	410	475	(14)%
Total	1,304	1,453	(10)%

Financial discussion

Net sales

        In the three months ended March 31, 2017, IP Networks and Applications net sales decreased 10% compared to the three months ended March 31, 2016.

        The year-on-year decrease in IP Networks and Applications net sales in the three months ended March 31, 2017 was due to IP/Optical Networks.

        The net sales performance in IP/Optical Networks was in comparison to a particularly strong three months ended March 31, 2016, which was driven by high order intake in the fourth quarter 2015. The decrease in IP/Optical Networks net sales was primarily due to weakness in the communication service provider market for both IP routing and optical equipment. For IP routing, the decrease was primarily related to North America, Europe and Latin America, partially offset by growth in Greater China. In addition, IP routing net sales were negatively affected by lower resale of third party IP routers. For optical networks, the decrease was primarily related to Europe, Latin America and Middle East and Africa, partially offset by growth in Asia-Pacific.

Operating profit

        In the three months ended March 31, 2017, IP Networks and Applications operating profit decreased compared to the three months ended March 31, 2016 primarily due to lower gross profit, partially offset by net positive fluctuation in other income and expense.

        The decrease in IP Networks and Applications gross profit compared to the three months ended March 31, 2016 was primarily due to IP/Optical Networks. The decrease in gross profit and gross margin in IP/Optical Networks compared to the three months ended March 31, 2016 was primarily due to lower net sales.

        IP Networks and Applications other income and expenses was an income of EUR 4 million in the three months ended March 31, 2017, compared to an expense of EUR 8 million in the three months ended March 31, 2016. On a year-on-year basis, the change was primarily due to IP/Optical Networks and related to a settlement with a component supplier.

Nokia Technologies

Operational highlights

Licensing

        Nokia's exclusive brand licensee for mobile phones and tablets, HMD Global, introduced three Nokia branded smartphones and a reimagined Nokia 3310 at Mobile World Congress. HMD announced that the products will begin shipping in the second quarter 2017.

Digital Media and Digital Health

        Nokia announced that its Withings digital health products will launch under the Nokia brand in summer 2017. The rebranding will include Withings' connected scales, trackers, blood pressure monitors and home cameras. Nokia also announced a redesigned Health Mate application to make it easier to add devices and share progress with family and friends.

        Nokia launched its Patient Care Platform to enable doctors and patients the ability to remotely monitor patients with their smart devices. The platform, which is being used in a trial by the UK's National Health Service, aims to better prevent and manage chronic conditions and drive timely and targeted patient care.

        Nokia announced that Chinese digital entertainment platform, Youku, chose the OZO virtual reality ecosystem of technologies to bring virtual reality content to the more than 500 million monthly active users of Youku's online video platform.

Financial highlights

Nokia Technologies EUR million	Q1'17	Q1'16	YoY change
Net sales	247	198	25%
Gross profit	234	196	19%
Gross margin %	94.7%	99.0%	(430)bps
R&D	(61)	(58)	5%
SG&A	(58)	(32)	81%
Other income and expenses	0	0
Operating profit	116	106	9%
Operating margin %	47.0%	53.5%	(650)bps

Financial discussion

Net sales

        In the three months ended March 31, 2017, Nokia Technologies net sales increased 25% compared to the three months ended March 31, 2016. Of the EUR 247 million of net sales in the three months ended March 31, 2017, EUR 231 million related to patent and brand licensing and EUR 16 million related to digital health and digital media.

        The year-on-year increase in Nokia Technologies net sales in the three months ended March 31, 2017 was primarily related to higher net sales related to an IPR license agreement that was expanded in the third quarter 2016, our brand partnership with HMD, non-recurring net sales primarily related to a new license agreement in the three months ended March 31, 2017 and the acquisition of Withings in the second quarter 2016. This was partially offset by the absence of licensing income related to certain expired agreements and lower licensing income from certain existing licensees. The vast majority of the net sales related to the new license agreement in the first quarter of 2017 were non-recurring in nature and related to prior periods. Approximately one third of the overall year-on-year increase in Nokia Technologies net sales in the three months ended March 31, 2017 was due to non-recurring net sales.

Operating profit

        In the three months ended March 31, 2017, the increase in Nokia Technologies operating profit compared to the three months ended March 31, 2016 was primarily due to higher gross profit, partially offset by higher SG&A and R&D expenses.

        The increase in Nokia Technologies gross profit compared to the three months ended March 31, 2016 was primarily due to higher net sales, partially offset by lower gross margin. The lower gross margin was primarily due to a higher proportion of digital health and digital media net sales, which carries a lower gross margin than patent and brand licensing.

        The slight increase in Nokia Technologies R&D expenses compared to the three months ended March 31, 2016 was primarily due to the ramp-up of our digital health and digital media businesses, including the acquisition of Withings, partially offset by lower patent portfolio costs.

        The increase in Nokia Technologies SG&A expenses compared to the three months ended March 31, 2016 was primarily due to increased licensing-related litigation costs and higher marketing costs related to our digital health business.

Group Common and Other

Financial highlights

Group Common and Other EUR million	Q1'17	Q1'16	YoY change
Net sales	254	235	8%
Gross profit	27	27	0%
Gross margin %	10.6%	11.5%	(90)bps
R&D	(76)	(73)	4%
SG&A	(56)	(47)	19%
Other income and expenses	6	(5)
Operating loss	(99)	(99)	0%
Operating margin %	(39.0)%	(42.1)%	310bps

Financial discussion

Net sales

        In the three months ended March 31, 2017, Group Common and Other net sales increased 8% compared to the three months ended March 31, 2016.

        The year-on-year increase in Group Common and Other net sales in the three months ended March 31, 2017 was primarily due to Radio Frequency Systems, partially offset by Alcatel Submarine Networks.

Operating profit

        In the three months ended March 31, 2017, Group Common and Other operating loss was flat compared to the three months ended March 31, 2016, primarily due to a net positive fluctuation in other income and expenses, partially offset by higher SG&A expenses.

        The increase in SG&A expenses compared to the three months ended March 31, 2016 was primarily related to real estate utilization.

        Group Common and Other income and expenses was an income of EUR 6 million in the three months ended March 31, 2017, compared to an expense of EUR 5 million in the three months ended March 31, 2016. On a year-on-year basis, the change was primarily due to a gain on the sale of an investment.

Cash and cash flow

Nokia change in net cash and other liquid assets (EUR billion)

*
Cash outflows related to net interest were EUR 130 million, approximately half of which were non-recurring in nature, and related to Nokia's tender offer to repurchase certain bonds.

EUR million, at end of period	Q1'17	Q1'16	YoY change	Q4'16	QoQ change
Total cash and other liquid assets(1)	8,820	12,486	(29)%	9,327	(5)%
Net cash and other liquid assets(1)	4,409	8,246	(47)%	5,299	(17)%

(1)
Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 13, "Notes to the consolidated statement of cash flows", in the Financial statement information section in this report.

        In the three months ended March 31, 2017, Nokia's total cash and other liquid assets decreased by EUR 507 million and Nokia's net cash and other liquid assets decreased by EUR 890 million. In the first quarter Nokia issued EUR 1,241 million of new bonds, and repurchased, through a tender offer, EUR 731 million of bonds including 2019 EUR notes, 2028 USD notes and 2029 USD notes. For details, please refer to note 12 "Interest-Bearing Liabilities" in the Financial statement information section in this report.

        Foreign exchange rates had EUR 49 million positive impact on net cash.

        In the three months ended March 31, 2017, net cash and other liquid assets were affected by the following factors:

        In the three months ended March 31, 2017, Nokia's net cash from operating activities was a negative EUR 473 million:

  •
  Nokia's adjusted net profit before changes in net working capital was EUR 291 million in the three months ended March 31, 2017.

  •
  Total cash outflows related to working capital were EUR 544 million.

    •
    Nokia had EUR 153 million of restructuring and associated cash outflows in the three months ended March 31, 2017. Excluding this, net working capital generated a decrease in net cash of EUR 391 million, primarily due to an increase in inventories and a decrease in short-term liabilities, partially offset by a decrease in receivables.

    •
    The cash outflows related to the increase in inventories were EUR 386 million.

    •
    The cash outflows related to the decrease in short-term liabilities were EUR 242 million.

    •
    The cash inflows related to the decrease in receivables were EUR 237 million.

        In addition, Nokia's cash outflows related to income taxes were EUR 90 million. Also, cash outflows related to net interest were EUR 130 million, approximately half of which were non-recurring in nature, and related to Nokia's tender offer to repurchase the 6.75% notes due February 4, 2019, the 6.50% debentures due January 15, 2028 and the 6.45% debentures due March 15, 2029. The purpose of these transactions was to optimize Nokia's debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt.

        In the three months ended March 31, 2017, Nokia's net cash outflows from investing activities primarily related to the acquisition of subsidiaries of EUR 79 million and purchase of shares in associated companies of EUR 10 million and capital expenditures of EUR 150 million.

        In the three months ended March 31, 2017, Nokia's net cash outflows from financing activities primarily related to share repurchases of EUR 237 million.

Shares

        The total number of Nokia shares on March 31, 2017, equaled 5,836,055,012. On March 31, 2017, Nokia and its subsidiary companies owned 153,302,017 Nokia shares, representing approximately 2.6% of the total number of Nokia shares and voting rights.

Dividend

        As announced earlier, the Board proposes to the Annual General Meeting that a dividend of EUR 0.17 per share be paid for the financial year 2016. The ex-dividend date would be on May 23, 2017 at New York Stock Exchange and on May 24, 2017 at Nasdaq Helsinki and Euronext Paris. The dividend record date would be on May 26, 2017 and the dividend is expected to be paid on or about June 9, 2017. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

USE OF PROCEEDS

        Unless indicated otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of our debt securities for general corporate purposes, including working capital requirements, repayment of borrowings, capital expenditures, acquisitions and stock repurchases.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table shows our ratio of earnings to fixed charges for each of the five most recent fiscal years and the three months ended March 31, 2017.

	Year Ended December 31,					Three Months Ended March 31,
	2012	2013	2014	2015	2016	2017
Ratio of earnings to fixed charges	(1.24)	1.96	4.85	8.49	(2.56)	(2.24)
Fixed charge deficiency (millions of EUR)	876	—	—	—	1,387	273

 CAPITALIZATION

        The following table sets forth our cash and other liquid assets, short-term debt and capitalization at March 31, 2017 on a historical basis.

        You should read this table in conjunction with our unaudited consolidated condensed financial statement information for the three months ended March 31, 2017 and in conjunction with the financial statements and notes thereto and related "Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2016, which is incorporated by reference in this prospectus supplement.

March 31, 2017(1)
(EUR in millions)
Total cash and other liquid assets(2)	8,820

Short-term debt, including current portion of long-term debt(3)	306
Long-term debt:
5.375% notes due 2019	944
6.750% notes due 2019	248
1.000% notes due 2021	498
2.000% notes due 2024	743
6.500% notes due 2028	202
6.450% notes due 2029	908
6.625% notes due 2039	474
Other long-term interest-bearing debt	89

Total long-term debt	4,106

Shareholders' Equity:
Capital and reserves attributable to equity holders of the parent	19,369
Non-controlling interests	916

Total Shareholders' Equity	20,286

Total Capitalization	24,698

(1)
Based on unaudited numbers. As of March 31, 2017, Nokia's borrowings were senior unsecured and were not guaranteed.

(2)
Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets.

(3)
Nokia has a €1,579 million multicurrency revolving credit facility maturing in 2019 with a one-year extension option remaining. As of March 31, 2017, no amounts had been drawn under this facility.

 DESCRIPTION OF THE DEBT SECURITIES

        The terms of any series of debt securities that we offer will be described in the prospectus supplement to be attached to the front of this prospectus.

PLAN OF DISTRIBUTION

        We may sell the securities (i) through underwriters, (ii) through dealers, (iii) through agents or (iv) directly to purchasers. The prospectus supplement with respect to the securities being offered thereby will set forth the terms of the offering of such securities, including the names of any underwriters, dealers or agents involved in the sale of such securities, the principal amounts or number of securities, as the case may be, to be purchased by any such underwriters and any applicable commissions or discounts. The net proceeds to us will also be set forth in the prospectus supplement.

        If underwriters are used in the sale, the securities being sold will be acquired by the underwriters for their own account and distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Unless otherwise set forth in the prospectus supplement with respect to the securities being offered thereby, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any of such securities are purchased. The initial public offering price of any securities and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If dealers are used in the sale, unless otherwise indicated in the prospectus supplement with respect to the securities being offered thereby, we will sell such securities to the dealers as principals. The dealers may then resell such securities to the public at varying prices to be determined by such dealers at the time of resale.

        Securities may also be sold through agents designated by us from time to time or directly by us. Any agent involved in the offering and sale of the securities in respect of which this prospectus is being delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement with respect to such securities. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

        Underwriters, dealers and agents who participate in the distribution of the securities may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, Nokia in the ordinary course of business.

LEGAL MATTERS

        In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for Nokia by Shearman & Sterling (London) LLP, London, England. Certain legal matters with respect to Finnish law will be passed upon by Roschier, Attorneys Ltd.

EXPERTS

        Nokia's consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2016 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Alcatel-Lucent business the registrant acquired during 2016, of PricewaterhouseCoopers Oy, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Alcatel Lucent appearing in Alcatel Lucent's Annual Report (Form 20-F/A Amendment No. 1) for the year ended December 31, 2015, have been audited by Deloitte & Associés and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report, included therein, and incorporated herein by reference, such report includes an explanatory paragraph describing the restatement of the 2013 and 2014 consolidated financial statements, as discussed in Note 4 to the consolidated financial statements. Such consolidated financial statements have been so incorporated in reliance upon the report of such firms given upon their authority as experts in accounting and auditing.

UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENT INFORMATION
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Consolidated income statement (condensed, unaudited)

EUR million	Q1'17	Q1'16
Net sales (notes 2, 3, 4)(1)	5 378	5 511
Cost of sales(1)	(3 252)	(3 935)

Gross profit (notes 2, 3)(1)	2 125	1 577
Research and development expenses(1)	(1 265)	(1 264)
Selling, general and administrative expenses(1)	(919)	(972)
Other income and expenses (note 8)(1)	(69)	(52)

Operating (loss)/profit (notes 2, 3)	(127)	(712)
Share of results of associated companies and joint ventures (note 11)	(9)	2
Financial income and expenses (note 8, note 12)	(146)	(103)

Loss before tax (note 2)	(282)	(813)
Income tax (expense)/benefit(2)	(154)	101

Loss from continuing operations (note 2)(2)	(435)	(712)

Loss attributable to equity holders of the parent(2)	(473)	(623)
Non-controlling interests(2)	37	(88)
Loss from discontinued operations	(15)	15

Loss attributable to equity holders of the parent	(15)	15
Non-controlling interests	0	0
Loss for the period(2)	(450)	(697)

Loss attributable to equity holders of the parent(2)	(488)	(609)
Non-controlling interests(2)	37	(88)
Earnings per share, EUR (for loss attributable to equity holders of the parent)
Basic earnings per share
Continuing operations(2)	(0.08)	(0.11)
Discontinued operations	0.00	0.00
Loss for the period(2)	(0.09)	(0.11)
Diluted earnings per share
Continuing operations(2)	(0.08)	(0.11)
Discontinued operations	0.00	0.00
Loss for the period(2)	(0.09)	(0.11)
Average number of shares ('000 shares)
Basic	5 709 171	5 649 844
Diluted	5 709 171	5 668 917

(1)
In Q1'17, Nokia adopted a more activity-based allocation method which resulted in changes to allocation and presentation principles of certain costs. In addition, it changed the presentation of certain hedging gains and losses. Comparative for Q1'16 has been recasted to reflect these changes. Refer to Note 1, "Basis of preparation".

(2)
Q1'16 result is not comparable to the previously published Q1'16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3'16 which resulted in an adjustment to the Q1'16 income tax benefit.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income (condensed, unaudited)

EUR million	Q1'17	Q1'16
(Loss)/profit for the period(1)	(450)	(697)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	227	(465)
Income tax related to items that will not be reclassified to profit or loss	(106)	159
Items that may be reclassified subsequently to profit or loss:
Translation differences	(146)	(679)
Net investment hedges	16	47
Cash flow hedges	(10)	23
Available-for-sale investments (note 9)	6	(61)
Other increase/(decrease), net	5	1
Income tax related to items that may be reclassified subsequently to profit or loss	(4)	(11)

Other comprehensive (loss)/income, net of tax	(12)	(986)

Total comprehensive (loss)/income(1)	(462)	(1 683)

Attributable to:
Equity holders of the parent(1)	(494)	(1 510)
Non-controlling interests(1)	32	(173)

	(462)	(1 683)
Attributable to equity holders of the parent:
Continuing operations(1)	(479)	(1 525)
Discontinued operations	(15)	15

	(494)	(1 510)

Attributable to non-controlling interests:
Continuing operations(1)	32	(173)
Discontinued operations	0	0

	32	(173)

(1)
Q1'16 result is not comparable to the previously published Q1'16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3'16 which resulted in an adjustment to the Q1'16 income tax benefit.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position (condensed, unaudited)

EUR million	March 31, 2017	December 31, 2016
ASSETS
Goodwill	6 040	5 724
Other intangible assets	4 946	5 236
Property, plant and equipment	1 934	1 981
Investments in associated companies and joint ventures	117	116
Available-for-sale investments (note 9)	1 031	1 040
Deferred tax assets (note 8)	5 599	5 701
Other non-current financial assets (note 9)	265	254
Defined benefit pension assets (note 7)	3 965	3 802
Other non-current assets	340	327

Non-current assets	24 236	24 182

Inventories	2 900	2 506
Accounts receivable, net of allowances for doubtful accounts (note 9)	6 744	6 972
Prepaid expenses and accrued income	1 332	1 296
Social security, VAT and other indirect taxes	551	560
Divestment related receivables	91	90
Other	691	645
Current income tax assets	283	279
Other financial assets (note 9)	222	296
Investments at fair value through profit and loss, liquid assets (note 9)	337	327
Available-for-sale investments, liquid assets (note 9)	1 496	1 502
Cash and cash equivalents (note 9)	6 987	7 497

Current assets	20 302	20 674

Assets held for sale	43	44

Total assets	44 581	44 901

SHAREHOLDERS' EQUITY AND LIABILITIES
Share capital	246	246
Share issue premium	399	439
Treasury shares	(950)	(881)
Translation differences	353	483
Fair value and other reserves	606	488
Reserve for invested non-restricted equity	15 616	15 731
Retained earnings	3 099	3 588

Capital and reserves attributable to equity holders of the parent	19 369	20 094
Non-controlling interests	916	881

Total equity	20 286	20 975

Long-term interest-bearing liabilities (notes 9, 13)	4 106	3 657
Deferred tax liabilities (note 8)	421	403
Defined benefit pension and post-retirement liabilities (note 7)	4 942	5 000
Deferred revenue and other long-term liabilities	1 365	1 453
Advance payments and deferred revenue	1 140	1 171
Other (note 9)	225	282
Provisions (note 10)	748	808

Non-current liabilities	11 581	11 321

Short-term interest bearing liabilities (notes 9, 13)	306	371
Other financial liabilities (note 9)	184	236
Current income tax liabilities	724	634
Accounts payable (note 9)	3 616	3 781
Accrued expenses, deferred revenue and other liabilities	6 723	6 412
Advance payments and deferred revenue	3 167	3 178
Salaries, wages and social charges	1 692	1 576
Other	1 864	1 659
Provisions (note 10)	1 161	1 172

Current liabilities	12 714	12 605

Total shareholders' equity and liabilities	44 581	44 901

Interest-bearing liabilities, EUR million	4 412	4 027
Shareholders' equity per share, EUR	3.41	3.51
Number of shares (1 000 shares, excluding treasury shares)	5 682 753	5 720 503

The notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (condensed, unaudited)

EUR million	Q1'17	Q1'16
Cash flow from operating activities
(Loss)/profit for the period(1)	(450)	(697)
Adjustments, total (note 14)(1)	741	382
Change in net working capital (note 14)	(544)	(972)

Cash (used in)/from operations	(253)	(1 287)
Interest received	18	21
Interest paid	(148)	(187)
Income taxes paid, net	(90)	(130)

Net cash (used in)/from operating activities	(473)	(1 583)

Cash flow from investing activities
Acquisition of businesses, net of cash acquired	(79)	6 155
Purchase of current available-for-sale investments, liquid assets	(771)	(905)
Purchase of non-current available-for-sale investments	(19)	(11)
Purchase of shares in associated companies	(10)	0
Proceeds from/(payment of) other long-term loans receivable	0	19
(Payment of)/proceeds from short-term loans receivable	0	(18)
Capital expenditures	(150)	(83)
Proceeds from disposal of businesses, net of disposed cash	0	(24)
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	775	971
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	0	5
Proceeds from sale of non-current available-for-sale investments	39	53
Proceeds from sale of property, plant and equipment and intangible assets	3	2

Net cash (used in)/from investing activities	(212)	6 164

Cash flow from financing activities
Proceeds from stock option exercises	0	8
Purchase of treasury shares	(237)	0
Purchase of equity instruments of subsidiaries	0	0
Proceeds from long-term borrowings	1 241	0
Repayment of long-term borrowings	(759)	(1 922)
(Payment of)/proceeds from short-term borrowings	(67)	(233)

Net cash from/(used in) financing activities	178	(2 147)

Foreign exchange adjustment	(3)	(86)

Net (decrease)/increase in cash and cash equivalents	(510)	2 348

Cash and cash equivalents at beginning of period	7 497	6 995
Cash and cash equivalents at end of period	6 987	9 343

(1)
Q1'16 result is not comparable to the previously published Q1'16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3'16 which resulted in an adjustment to the Q1'16 income tax benefit.

        Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

        Alcatel-Lucent ordinary shares and ADS's and OCEANEs acquired in cash by Nokia subsequent to the closing of the reopened exchange offer are presented within cash flow from financing activities as purchases of equity instruments of subsidiaries and repayment of long-term borrowings, respectively.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2016	246	380	(718)	292	204	3 820	6 279	10 502	21	10 523

Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(289)	0	0	(289)	(18)	(306)
Translation differences	0	0	0	(613)	0	0	0	(613)	(67)	(680)
Net investment hedges, net of tax	0	0	0	38	0	0	0	38	0	38
Cash flow hedges, net of tax	0	0	0	0	18	0	0	18	0	18
Available-for-sale investments, net of tax (note 9)	0	0	0	0	(58)	0	0	(58)	0	(58)
Other increase/decrease, net	0	0	0	0	1	0	2	3	0	3
Loss for the period	0	0	0	0	0	0	(609)	(609)	(88)	(697)

Total comprehensive loss	0	0	0	(575)	(328)	0	(607)	(1 509)	(173)	(1 682)
Share-based payment	0	12	0	0	0	0	0	12	0	12
Excess tax benefit on share-based payment	0	(1)	0	0	0	0	0	(1)	0	(1)
Settlement of performance and restricted shares	0	(7)	12	0	0	(9)	0	(4)	0	(4)
Stock options exercise	0	7	0	0	0	1	0	8	0	8
Acquisitions through business combinations	0	0	0	0	0	11 616	0	11 616	1 817	13 433
Equity issuance costs related to acquisitions	0	0	0	0	0	(16)	0	(16)	0	(16)
Acquisition of non-controlling interests	0	0	0	1	1	36	(17)	21	(21)	0
Vested portion of share-based payment awards related to acquisitions	0	6	0	0	0	0	0	6	0	6
Convertible bond—equity component	0	(38)	0	0	0	0	38	0	0	0
Total of other equity movements	0	(21)	12	1	1	11 628	21	11 642	1 796	13 438

March 31, 2016	246	358	(706)	(281)	(123)	15 448	5 693	20 635	1 645	22 280

January 1, 2017	246	439	(881)	483	488	15 731	3 588	20 094	881	20 975

Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	121	0	0	121	0	121
Translation differences	0	0	0	(144)	0	0	0	(144)	(5)	(149)
Net investment hedges, net of tax	0	0	0	13	0	0	0	13	0	13
Cash flow hedges, net of tax	0	0	0	0	(9)	0	0	(9)	0	(9)
Available-for-sale investments, net of tax (note 9)	0	0	0	0	7	0	0	7	0	7
Other increase/decrease, net	0	0	0	0	0	0	5	5	0	5
Loss for the period	0	0	0	0	0	0	(488)	(488)	37	(450)

Total comprehensive loss	0	0	0	(131)	119	0	(482)	(494)	32	(462)
Share-based payment	0	17	0	0	0	0	0	17	0	17
Excess tax benefit on share-based payment	0	2	0	0	0	0	0	2	0	2
Settlement of performance and restricted shares	0	(60)	153	0	0	(115)	0	(22)	0	(22)
Acquisition of treasury shares	0	0	(222)	0	0	0	0	(222)	0	(222)
Acquisitions through business combinations	0	0	0	0	0	0	0	0	3	3
Acquisition of non-controlling interests	0	0	0	0	0	0	(6)	(6)	(1)	(7)
Other movements	0	1	0	0	0	0	0	1	0	1

Total of other equity movements	0	(40)	(69)	0	0	(115)	(6)	(230)	3	(227)

March 31, 2017	246	399	(950)	353	606	15 616	3 099	19 369	916	20 286

The notes are an integral part of these consolidated financial statements.

Notes to Financial statements

1. BASIS OF PREPARATION

        This unaudited, consolidated, condensed financial statement information of Nokia has been prepared in accordance with International Accounting Standard 34 ("IAS 34, Interim Financial Reporting"). This condensed financial statement information should be read in conjunction with the financial statements for 2016, which have been prepared in accordance with IFRS as published by the IASB. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the financial statements for 2016, except as described below in relation to the revised allocation methodology and changes to presentation of certain hedging gains and losses.

        This financial report was authorized for issue by management on April 26, 2017.

        Nokia has reviewed the allocation of expenses across functions and segments, and as of the first quarter 2017, a more activity-based allocation method has been adopted which resulted in changes in presentation of certain expenses by both function and segment. In addition, related to the acquisition of Alcatel-Lucent, Nokia's foreign exchange hedging activities were reviewed in order to develop harmonized hedging practices. As of the first quarter 2017, all gains and losses from hedging operative forecasted net foreign exchange exposures are recorded in other income and expenses, regardless of whether hedge accounting is applied or not. Previously, these hedging gains and losses were recorded primarily as an adjustment to net sales if cash flow hedge accounting was applied. Impact of these adjustments are not considered to be material.

        Networks business' sales are affected by seasonality in the network operators' spending cycles, with generally higher sales in the fourth quarter, as compared to the first quarter of the following year.

        Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations adopted

        On January 1, 2017, Nokia adopted amendments to IAS 7, Statement of Cash Flows and IAS 12, Income Taxes. The amendments to IAS 7 are part of the IASB's Disclosure Initiative and help users of financial statements better understand changes in an entity's debt arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments to IAS 12 relate to potential restrictions of tax laws to sources of taxable profits against which an entity may make deductions on the reversal of deductible temporary difference as well as provide additional guidance on how an entity should determine future taxable profits. The amendments did not have a material impact on Nokia's consolidated financial statements.

Standards issued but not yet effective

        Nokia expects to adopt IFRS 9, Financial instruments and IFRS 15, Revenue from Contracts with Customers when they become effective on January 1, 2018. Both standards are expected to be relevant to Nokia's operations and financial position. The implementation projects are underway and progressing as planned. Refer to Note 2, Significant accounting policies in Nokia's Annual Report for 2016 for details of the expected impact on the consolidated financial statements upon initial application of the standards.

        Nokia expects to adopt IFRS 16, Leases on the effective date of January 1, 2019. Nokia has started to analyze contracts containing identified assets and estimates that the standard will mainly

Notes to Financial statements (Continued)

1. BASIS OF PREPARATION (Continued)

affect the recognition and disclosure of Nokia's operating leases. The full impact of IFRS 16 is currently being assessed.

Currency exposures, approximately (unaudited)

	Q1'17		Q1'16
	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~30%	~20%	~25%
USD	~50%	~40%	~50%	~40%
CNY	~10%	~10%	~10%	~10%
Other	~20%	~20%	~20%	~25%
Total	100%	100%	100%	100%

End of Q1'17 balance sheet rate 1 EUR = 1.07 USD
End of Q1'16 balance sheet rate 1 EUR = 1.14 USD

Exchange rates

        Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. SEGMENT INFORMATION (unaudited)

        Nokia has two businesses: Nokia's Networks business and Nokia Technologies, and three reportable segments for financial reporting purposes: (1) Ultra Broadband Networks and (2) IP Networks and Applications within Nokia's Networks business; and (3) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

        Nokia has aggregated Fixed Networks and Mobile Networks operating segments to one reportable segment Ultra Broadband Networks and IP/Optical Networks and Applications & Analytics operating segments to one reportable segment IP Networks and Applications. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

        The chief operating decision maker receives monthly financial information for the operating and reportable segments. Key financial performance measures of the reportable segments include primarily net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on segment operating profit.

        Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies of our Annual Report for 2016. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Ultra Broadband Networks

        Ultra Broadband Networks comprises Mobile Networks and Fixed Networks operating segments.

Notes to Financial statements (Continued)

2. SEGMENT INFORMATION (unaudited) (Continued)

        The Mobile Networks operating segment offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware, software and services for telecommunications operators, enterprises and related markets/verticals, such as public safety and Internet of Things ("IoT").

        The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

IP Networks and Applications

        IP Networks and Applications comprises IP/Optical Networks and Applications & Analytics operating segments.

        The IP/Optical Networks operating segment provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity.

        The Applications and Analytics operating segment helps service providers and enterprises become more digital. Its software and services help customers automate tasks, deliver the intelligence required to continuously improve decision making, and provide platforms capable of transforming business and operational models. The portfolio includes business support systems, operational support systems, service delivery platforms, network management, cloud technology, IoT, security and analytics software.

Nokia Technologies

        The Nokia Technologies operating segment has two main objectives: to drive growth and renewal in its existing patent licensing business; and to build new businesses based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health.

        The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia's Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

        Segment-level information for Group Common and Other is also presented. Group Common and Other includes the Alcatel-Lucent Submarine Networks and Radio Frequency Systems businesses, both of which are being managed as separate entities. In addition, Group Common and Other includes

Notes to Financial statements (Continued)

2. SEGMENT INFORMATION (unaudited) (Continued)

Nokia Bell Labs' operating expenses, as well as certain corporate-level and centrally managed operating expenses.

Q1'17 EUR million	Ultra Broadband Networks(1)	IP Networks and Applications(2)	Nokia's Networks business Total(3)	Nokia Technologies	Group Common and Other	Eliminations	Segment total	Unallocated items(4)	Nokia Total
Net sales	3 597	1 304	4 902	247	254	(15)	5 388	(11)	5 378
Cost of sales	(2 223)	(744)	(2 967)	(13)	(227)	15	(3 192)	(61)	(3 252)

Gross profit	1 375	560	1 935	234	27	0	2 196	(71)	2 125
% of net sales	38.2%	42.9%	39.5%	94.7%	10.6%		40.8%		39.5%
Research and development expenses	(606)	(338)	(944)	(61)	(76)	0	(1 080)	(184)	(1 265)
% of net sales	17%	26%	19%	25%	30%		20%		24%
Selling, general and administrative expenses	(464)	(203)	(667)	(58)	(56)	0	(781)	(138)	(919)
% of net sales	13%	16%	14%	23%	22%		14%		17%
Other income and expenses	(5)	4	0	0	6	0	6	(74)	(69)

Operating profit/(loss)	301	23	324	116	(99)	0	341	(468)	(127)
% of net sales	8.4%	1.8%	6.6%	47.0%	(39.0)%		6.3%		(2.4)%

Depreciation and amortization	(83)	(43)	(126)	(4)	(11)	0	(141)	(264)	(404)
Share of results of associated companies and joint ventures	1	0	1	(10)	0	0	(9)	0	(9)

(1)
Mobile Networks net sales of EUR 3 096 million, Fixed Networks net sales of EUR 501 million.

(2)
IP Routing net sales of EUR 621 million, Optical Networks net sales of EUR 324 million and Applications & Analytics net sales of EUR 359 million.

(3)
Includes services net sales of EUR 1 909 million.

(4)
Excludes costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items.

Q1'16 EUR million	Ultra Broadband Networks(1)	IP Networks and Applications(2)	Nokia's Networks business Total(3)	Nokia Technologies	Group Common and Other	Eliminations	Segment total	Unallocated items(4)	Nokia Total
Net sales	3 741	1 453	5 193	198	235	(11)	5 615	(104)	5 511
Cost of sales	(2 388)	(800)	(3 188)	(2)	(209)	11	(3 388)	(547)	(3 935)

Gross profit	1 352	653	2 005	196	27	0	2 228	(651)	1 577
% of net sales	36.1%	44.9%	38.6%	99.0%	11.5%		39.7%		28.6%
Research and development expenses	(637)	(340)	(977)	(58)	(73)	0	(1 108)	(156)	(1 264)
% of net sales	17%	23%	19%	29%	31%		20%		23%
Selling, general and administrative expenses	(471)	(198)	(669)	(32)	(47)	0	(748)	(224)	(972)
% of net sales	13%	14%	13%	16%	20%		13%		18%
Other income and expenses	(14)	(8)	(22)	0	(5)	0	(27)	(25)	(52)

Operating profit/(loss)	230	107	337	106	(99)	0	345	(1 057)	(712)
% of net sales	6.1%	7.4%	6.5%	53.5%	(42.1)%		6.1%		(12.9)%

Depreciation and amortization	(84)	(39)	(124)	(2)	(11)	0	(136)	(270)	(406)
Share of results of associated companies and joint ventures	2	0	2	0	0	0	2	0	2

(1)
Mobile Networks net sales of EUR 3 122 million, Fixed Networks net sales of EUR 619 million.

(2)
IP Routing net sales of EUR 717 million, Optical Networks net sales of EUR 377 million and Applications & Analytics net sales of EUR 359 million.

Notes to Financial statements (Continued)

2. SEGMENT INFORMATION (unaudited) (Continued)

(3)
Includes services net sales of EUR 2 022 million.

(4)
Excludes costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items.

Reconciliation of total segment operating profit to total operating profit

EURm	Q1 '17	Q1 '16
Total segment operating profit(1)	341	345
Amortization and depreciation of acquired intangible assets and property, plant and equipment	(264)	(263)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(11)	(613)
Restructuring and associated charges	(75)	(30)
Product portfolio strategy costs	(76)	(37)
Transaction and related costs, including integration costs relating to the Acquisition of Alcatel Lucent	(42)	(116)
Other	—	3

Total operating loss/profit	(127)	(712)

(1)
Excludes costs related to the Acquisition of Alcatel Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items.

3. NET SALES BY GEOGRAPHIC AREA (unaudited)

EUR million	Q1'17	Q1'16	YoY change
Asia-Pacific	1 056	1 109	(5)%
Europe	1 377	1 514	(9)%
Greater China	564	578	(2)%
Latin America	234	345	(32)%
Middle East & Africa	406	390	4%
North America	1 740	1 575	10%

Total	5 378	5 511	(2)%

4. PERSONNEL BY GEOGRAPHIC AREA, (unaudited)

	March 31, 2017	March 31, 2016	YoY change	December 31, 2016	QoQ change
Asia-Pacific	21 648	22 144	(2)%	22 217	(3)%
Europe	38 482	38 032	1%	37 616	2%
Greater China	18 619	19 548	(5)%	18 092	3%
Latin America	3 347	4 311	(22)%	3 927	(15)%
Middle East & Africa	3 963	4 073	(3)%	3 890	2%
North America	15 024	15 681	(4)%	15 133	(1)%

Total	101 083	103 789	(3)%	100 875	0%

Notes to Financial statements (Continued)

5. ACQUISITIONS (unaudited)

        During the first quarter, Nokia completed acquisitions that did not have a material impact to the consolidated statement of financial position, comprehensive income or cash flows. The provisional aggregate purchase price, aggregate net assets and aggregate goodwill amount to EUR 398 million, EUR 25 million and EUR 373 million, respectively. The purchase accounting for the acquisitions is ongoing and Nokia will conduct additional analysis that will result in adjustments in the subsequent quarters of 2017.

Deepfield Networks Inc

        On January 31, 2017 Nokia acquired 100% ownership interest in Deepfield Networks Inc., a United States-based leader in real-time analytics for IP network performance management and security. The goodwill arising from the acquisition was allocated to IP/Optical Networks.

Comptel Corporation

        On February 8, 2017 Nokia and Comptel Corporation ("Comptel") entered into a Transaction Agreement where Nokia undertook to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel that are not owned by Comptel, or any of its subsidiaries. The tender offer expired on March 29, 2017. The preliminary results of the tender offer were announced on March 30, 2017 and the final results on April 3, 2017. As part of the tender offer, Nokia acquired approximately 88.44% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 83.34% of all the shares and votes of Comptel on a fully diluted basis. Nokia waived the Minimum Acceptance Condition of the tender offer and consolidated Comptel as of March 30, 2017.

        Including the Comptel shares acquired through market purchases, as of March 31, 2017, Nokia held approximately 90.51% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 85.30% of all the shares and votes of Comptel on a fully diluted basis. The additional Comptel shares acquired by Nokia through market purchases were accounted as separate transactions with non-controlling interests with any gain or loss recognized within Nokia's consolidated retained earnings.

        The goodwill arising from the acquisition was allocated to Applications and Analytics.

6. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (unaudited)

        Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

        95% of Nokia's defined benefit obligation and 97% of plan assets fair values were remeasured as of March 31, 2017. Nokia's pension and post-retirement obligations in the United States have been remeasured by updated valuations from an external actuary and Nokia's main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-employment obligations is considered not material.

Notes to Financial statements (Continued)

6. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (unaudited) (Continued)

        The weighted average discount rates used to measure Nokia's pension and post-retirement obligations as of March 31, 2017 have been updated and were as follows:

Discount rates

	March 31, 2017	December 31, 2016
U.S. Pension	3.6	3.7
U.S. Post-retirement healthcare and other	3.3	3.4
U.S. Post-retirement group life	3.8	3.8
Euro—Pension(1)	1.6	1.5
U.K.—Pension	2.5	2.7

(1)
Includes pensions, retirement indemnities and end-of service gratuities.

Change in pension and post-retirement net asset/(liability) recognized:

	March 31, 2017			December 31, 2016
EUR million	Pension benefits(1)	Post-retirement benefits	Total	Pension benefits(1)	Post-retirement benefits	Total
Net liability recognized at January 1	1 284	(2 482)	(1 198)	(398)	0	(398)
Current service cost	(42)	0	(42)	(155)	0	(155)
Net interest income/(expense)	11	(22)	(11)	27	(92)	(65)
Curtailment	(22)	(1)	(23)	(2)	0	(2)

Total expense recognized in the income statement	(53)	(23)	(76)	(130)	(92)	(222)

Actuarial gains/(losses) for the period	235	13	248	679	179	858
Change in asset ceiling, excluding amounts included in net interest (expense)	(21)	0	(21)	(245)	0	(245)

Total recognized in other comprehensive income	214	13	227	434	179	613

Exchange differences	(19)	36	17	7	(89)	(82)
Contributions and benefits paid	66	(13)	53	186	10	196
Transfers	0	0	0	(199)	154	(45)
Acquisitions through business combinations	0	0	0	1 384	(2 644)	(1 260)

Net (liability)/asset recognized at the end of the period	1 492	(2 469)	(977)	1 284	(2 482)	(1 198)

of which:
—Defined benefit pension assets	3 965	0	3 965	3 802	0	3 802
—Pension, retirements indemnities and post-employment benefits liabilities	(2 473)	(2 469)	(4 942)	(2 518)	(2 482)	(5 000)

(1)
Includes pensions, retirement indemnities and end-of-service gratuities.

Notes to Financial statements (Continued)

6. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (unaudited) (Continued)

Funded status

	March 31, 2017	December 31, 2016
Defined benefit obligation	(28 203)	(28 663)
Fair value of plan assets	27 550	27 770

Funded status	(653)	(893)
Impact of the asset ceiling	(324)	(305)

Net liability recognized at end of period	(977)	(1 198)

7. DEFERRED TAXES (unaudited)

        At March 31, 2017, Nokia had recognized deferred tax assets of EUR 5.6 billion. The recognition of deferred tax assets is based on offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions. The majority of Nokia's recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.4 billion) and the United States (EUR 2.0 billion). Based on the recent years' profitability in Finland and the United States and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future. In 2016, Finland incurred an accounting loss due to significant integration and restructuring costs following the acquisition of Alcatel-Lucent, which may delay the utilization of the tax attributes in Finland.

        In the first quarter 2017, in connection with the activities launched in the fourth quarter 2016 to integrate former Nokia and Alcatel-Lucent operating models, Nokia transferred certain intellectual property between its US and Finnish operations, recording a tax expense of EUR 245 million. These transactions reduced the deferred tax assets in the United States and increased the deferred tax assets in Finland.

        At March 31, 2017, Nokia had unrecognized deferred tax assets of approximately EUR 6 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 5 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

        At March 31, 2017, Nokia had deferred tax liabilities of EUR 0.4 billion. The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

Notes to Financial statements (Continued)

8. FAIR VALUE OF FINANCIAL INSTRUMENTS (unaudited)

        Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, "Significant accounting policies" and note 24, "Fair value of financial instruments", of our Annual Report for 2016.

	Carrying amounts
	Amortized cost	Fair value			Total	Fair value
EURm At March 31, 2017		Level 1	Level 2	Level 3
Non-current available-for-sale investments	185	15	161	670	1 031	1 031
Other non-current financial assets	153	0	112	0	265	238
Other current financial assets including derivatives	57	0	165	0	222	222
Accounts receivable	6 744	0	0	0	6 744	6 744
Investments at fair value through profit and loss, liquid assets	0	0	337	0	337	337
Available-for-sale investments, liquid assets	0	0	1 496	0	1 496	1 496
Cash and cash equivalents	6 987	0	0	0	6 987	6 987

Total financial assets	14 126	15	2 271	670	17 082	17 055

Long-term interest-bearing liabilities	4 106	0	0	0	4 106	4 281
Short-term interest bearing liabilities	306	0	0	0	306	306
Other financial liabilities including derivatives	352	0	185	14	552	552
Accounts payable	3 616	0	0	0	3 616	3 616

Total financial liabilities	8 380	0	185	14	8 580	8 755

Notes to Financial statements (Continued)

8. FAIR VALUE OF FINANCIAL INSTRUMENTS (unaudited) (Continued)

	Carrying amounts
	Amortized cost	Fair value			Total	Fair value
EURm At December 31, 2016		Level 1	Level 2	Level 3
Non-current available-for-sale investments	202	0	164	674	1 040	1 040
Other non-current financial assets	144	0	111	0	255	229
Other current financial assets including derivatives	60	0	236	0	296	296
Accounts receivable	6 972	0	0	0	6 972	6 972
Investments at fair value through profit and loss, liquid assets	0	0	327	0	327	327
Available-for-sale investments, liquid assets	0	0	1 502	0	1 502	1 502
Cash and cash equivalents	7 497	0	0	0	7 497	7 497

Total financial assets	14 875	0	2 340	674	17 889	17 863

Long-term interest-bearing liabilities	3 657	0	0	0	3 657	3 821
Short-term interest bearing liabilities	370	0	0	0	370	370
Other financial liabilities including derivatives	34	0	236	14	284	284
Accounts payable	3 781	0	0	0	3 781	3 781

Total financial liabilities	7 842	0	236	14	8 092	8 256

        Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities.

EURm	Level 3 Financial Assets and Liabilities
Balance at December 31, 2016	660

Net gains in income statement	4
Net gains recorded in other comprehensive income	6
Acquisitions through business combination	0
Purchases	19
Sales	(36)
Other movements	3

Balance at March 31, 2017	656

        The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases, the gains and losses are included in financial income and expenses. A net loss of EUR 11 million (net gain of EUR 6 million in 2016) related to level 3 financial instruments held at March 31, 2017, was included in the profit and loss during 2017.

Notes to Financial statements (Continued)

9. PROVISIONS (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2017	713	110	207	131	183	134	77	425	1 980

Acquisitions through business combinations	0	0	0	0	0	0	0	0	0
Translation differences	(3)	1	(1)	0	0	(2)	(1)	1	(5)
Reclassification(1)	0	(6)	0	0	3	0	25	3	25
Charged to income statement	50	2	20	(2)	(2)	10	3	23	104
Additional provisions	66	2	28	2	7	10	17	26	158
Changes in estimates	(16)	0	(8)	(4)	(9)	0	(14)	(3)	(54)

Utilized during period(2)	(113)	(2)	(24)	(6)	(14)	(4)	(12)	(20)	(195)

At March 31, 2017	647	105	202	123	170	138	92	432	1 909

(1)
The reclassification to material liability consists of EUR 25 million transferred from accrued expenses to better reflect the nature of this item.

(2)
The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 39 million remained in accrued expenses as of March 31, 2017.

        As of March 31, 2017, Nokia restructuring provision amounted to EUR 647 million including personnel and other restructuring related costs, such as real estate exit costs. The provision consists of EUR 437 million global provision related to the announcement of April 6, 2016 and EUR 210 million relating to the restructuring provisions recognized due to previously announced restructuring programs The majority of the restructuring related outflows is expected to occur over the next two years.

        The divestment-related provision relates to the sale of businesses, and includes certain liabilities where the Group is required to indemnify the buyer. Cash outflows related to the divestment-related provision are inherently uncertain. The warranty provision relates to sold products. Cash outflows related to the warranty provision are generally expected to occur within the next 18 months. The project loss provision is based on IAS 11, Construction Contracts, and relates to onerous customer contracts. Cash outflows related to the project loss provision are generally expected to occur over the next 12 months. The litigation provision includes estimated potential future settlements for litigation. Cash outflows related to the litigation provision are inherently uncertain and generally occur over several periods. The environmental provision includes estimated costs to sufficiently clean and refurbish contaminated sites, to the extent necessary, and where necessary, continuing surveillance at sites where the environmental remediation exposure is less significant. Cash outflows related to the environmental liability are inherently uncertain and generally occur over several periods. The material liability provision relates to non-cancellable purchase commitments with suppliers. Cash outflows related to the material liability provision are expected to occur over the next 12 months. Other provisions include provisions for various contractual obligations and other obligations. Cash outflows related to other provisions are generally expected to occur over the next two years.

Notes to Financial statements (Continued)

10. COMMITMENTS AND CONTINGENCIES (unaudited)

EUR million	March 31, 2017	December 31, 2016
Collateral for own commitments
Assets pledged	5	5
Contingent liabilities on behalf of Group companies(1)
Guarantees issued by financial institutions	1 970	1 805
Other guarantees	791	794
Contingent liabilities on behalf of associated companies and joint ventures
Financial guarantees	0	11
Contingent liabilities on behalf of other companies
Financial guarantees	0	0
Other guarantees	47	135
Leasing obligations	1 122	1 141
Financing commitments
Customer finance commitments	575	223
Venture fund commitments	497	525

  The amounts above represent the maximum principal amount of commitments and contingencies.

(1)
In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia's customers for the performance of Nokia's obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally, Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 1 533 million (EUR 1 608 million at December 31, 2016). In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia's business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

11. RELATED PARTY TRANSACTIONS (unaudited)

        Significant related party transactions with associated companies, joint ventures and other entities where Nokia has significant influence in 2017 include share of results of associated companies and joint ventures of EUR 9 million expense (EUR 2 million income in 2016), sales to associated companies, joint ventures and other entities where Nokia has significant influence of EUR 26 million (EUR 3 million in 2016) and purchases from associated companies and joint ventures of EUR 58 million (EUR 57 million in 2016).

        Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to note 2, "Significant accounting policies" and note 32, "Principal Group companies", of our Annual Report for 2016.

        Nokia has related party transactions with a pension fund, the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund.

        As of March 31, 2017, the Group Leadership Team ("GLT") was chaired by Nokia's President and CEO, Rajeev Suri, and comprised of 12 members: the President and CEO, five business group leaders

Notes to Financial statements (Continued)

11. RELATED PARTY TRANSACTIONS (unaudited) (Continued)

and six unit leaders. During the first quarter, there were no significant changes in the composition of the GLT.

12. INTEREST-BEARING LIABILITIES (unaudited)

					Carrying amount (EUR million)	Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	Nominal (million)	Final maturity	March 31, 2017	December 31, 2016
Nokia Corporation	Revolving credit facility(1)	EUR	1579	June 2019	0	0
Nokia Corporation	6.625% senior notes	USD	500	May 2039	474	482
Alcatel-Lucent USA Inc.	6.45% senior notes	USD	959	March 2029	908	1 306
Alcatel-Lucent USA Inc.	6.5% senior notes	USD	214	January 2028	202	287
Nokia Corporation	2.0% senior notes	EUR	750	March 2024	743	0
Nokia Corporation	1.0% senior notes	EUR	500	March 2021	498	0
Alcatel-Lucent S.A.	0.125% OCEANE convertible Bond	EUR	0	January 2020	0	0
Nokia Corporation	5.375% Senior Notes	USD	1000	May 2019	944	961
Nokia Corporation	6.75% Senior Notes	EUR	231	February 2019	248	527
Alcatel-Lucent S.A.	0% OCEANE convertible Bond	EUR	0	January 2019	0	0
Nokia Corporation and various subsidiaries	Other liabilities(2)				395	464

Total					4 412	4 027

(1)
The facility has a one-year extension option remaining, no financial covenants and it remains undrawn.

(2)
This line includes liabilities related to French R&D tax credits (i.e. "Crédits d'Impôt Recherche") of EUR 134 million (EUR 132 million December 31, 2016) that have been sold to banks on a recourse basis and hence not derecognized from the consolidated statement of financial position.

In February 2017 Nokia announced that it commenced an offer to purchase the outstanding EUR 500 million 6.75% notes due February 4, 2019 issued by Nokia Corporation; and the outstanding USD 300 million 6.50% notes due January 15, 2028 and USD 1 360 million 6.45% notes due March 15, 2029 issued by Alcatel-Lucent USA Inc., up to a maximum cash consideration of USD 1 000 million. The purpose of the Tender Offer was to manage the overall indebtedness of Nokia. In March 2017 the Tender Offer expired and Nokia received tenders for EUR 268.8 million (53.76%) of the 2019 EUR Notes, USD 86.0 million (28.66%) of the 2028 USD Notes and USD 400.9 million (29.48%) of the 2029 USD Notes. In the first quarter 2017, financial income and expense includes a charge of EUR 64 million primarily related to the tenders received for the 2019 Notes, 2028 Notes and 2029 Notes. In the first quarter 2016, financial income and expense includes a charge of EUR 36 million related to the early redemption of the Alcatel-Lucent 2017 and 2020 high yield bonds.

In March 2017, Nokia issued EUR 500 million 1.00% Senior Notes due 2021 and EUR 750 million 2.00% Senior Notes due 2024 under our EUR 5 billion Euro Medium-Term Note Programme. The proceeds of the new notes are intended to fund the Tender Offer and for general corporate purposes.

All Nokia borrowings are senior unsecured and have no financial covenants.

Notes to Financial statements (Continued)

13. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

EUR million	Q1'17	Q1'16
Adjustments for(1)
Depreciation and amortization	404	406
Share-based payment	17	15
Impairment charges	7	5
Restructuring charges	50	14
Profit on sale of property, plant and equipment and available-for-sale investments	(23)	(12)
Transfer from hedging reserve to income statement	0	12
Share of results of associated companies and joint ventures	9	(2)
Financial income and expenses	108	41
Income tax expense/(benefit)	156	(97)
Gain on the sale of businesses	(1)	(7)
Other income and expenses	14	7

Total	741	382

Change in net working capital
Decrease/(increase) in short-term receivables	237	(36)

(Increase)/decrease in inventories	(386)	287
Decrease in interest-free short-term liabilities	(395)	(1 223)

Total	(544)	(972)

(1)
Adjustments for continuing and discontinued operations.

Net cash and other liquid assets

	March 31, 2017	March 31, 2016	December 31, 2016
Investments at fair value through profit and loss, liquid assets	337	700	327
Available-for-sale investments, liquid assets	1 496	2 443	1 502
Cash and cash equivalents	6 987	9 343	7 497

Total cash and other liquid assets	8 820	12 486	9 327
Long-term interest-bearing liabilities	4 106	3 995	3 657
Short-term interest-bearing liabilities	306	245	371

Interest-bearing liabilities	4 412	4 240	4 027

Net cash and other liquid assets	4 409	8 246	5 299

14. SUBSEQUENT EVENTS (unaudited)

Changes in reporting structure

        On March 17, 2017, Nokia announced changes in its organizational structure designed to accelerate the execution of its strategy, including strengthening Nokia's ability to deliver strong financial performance, drive growth in services, meet changing customer demands in mobile networks, achieve cost savings and ongoing transformation goals, and enable strategic innovation across Nokia's Networks business, effective April 1, 2017.

Notes to Financial statements (Continued)

14. SUBSEQUENT EVENTS (unaudited) (Continued)

        These organizational changes include the separation of Nokia's Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. The new Global Services business group is comprised of the Global Services organization that resided within the Mobile Networks business group, including company-wide managed services. In the first quarter 2017, Global Services represented approximately 70% of total services net sales within the Networks business, with the remaining amounts reported within the net sales of the other Networks business groups. Starting from the second quarter 2017, Nokia will change its reporting structure to reflect the updated organizational structure and provide additional information on Global Services.

Comptel acquisition

        The Group launched a subsequent offer period to purchase all of the issued and outstanding shares and option rights in Comptel that are not owned by Comptel or any of its subsidiaries on April 4, 2017. The subsequent offer period expired on April 19, 2017 and the final results were announced on April 24, 2017. Based on the results of the subsequent offer period together with subsequent market purchases, the Group now holds 96.95% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel). The Group filed a request to the Finnish Chamber of Commerce to initiate squeeze-out proceedings on April 7, 2017. The additional Comptel shares acquired by the Group as part of the subsequent offer period will be accounted as separate transactions with non-controlling interests with any gain or loss recognized within the Group's consolidated retained earnings.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers.

        The Articles of Association of the Registrant contain no provisions under which any member of the board of directors or officers is indemnified in any manner against any liability which he may incur in his capacity as such. Article 12 of the Articles of Association of the Registrant, however, provides inter alia, that the "Annual General Meeting shall ... review discharging the members of the Board of Directors and the President from liability."

        The Registrant maintains liability insurance for its board of directors and certain of its officers. Such persons are insured against liability for "wrongful acts," including breach of duty, breach of trust, neglect, error and misstatement.

Item 9.    Exhibits.

        The exhibits to this registration statement are listed on the Index to Exhibits to this registration statement, which Index to Exhibits is hereby incorporated by reference.

Item 10.    Undertakings.

          (a)   The undersigned Registrant hereby undertakes:

            (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

            (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4)   To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to the registration statement, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

                (i)  Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

               (ii)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

            (6)   That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                (i)  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

               (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

              (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

              (iv)  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

            (7)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (8)   That:

                (i)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (ii)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b)   The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b) of the Trust Indenture Act.

          (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Nokia Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Espoo, Finland, on May 30, 2017.

Nokia Corporation (Registrant)
By:	/s/ RAJEEV SURI
Rajeev Suri
	Title:	President Chief Executive Officer (Principal Executive Officer)
By:	/s/ KRISTIAN PULLOLA
Kristian Pullola
	Title:	Chief Financial Officer (Principal Financial Officer, whose functions include those of the Principal Accounting Officer)

 POWERS OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Kristian Pullola and Maria Varsellona to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 30, 2017.

Signature	Title

/s/ BRUCE BROWN Bruce Brown	Director
/s/ JEANETTE HORAN Jeanette Horan	Director
/s/ LOUIS R. HUGHES Louis R. Hughes	Director
/s/ EDWARD KOZEL Edward Kozel	Director
/s/ JEAN C. MONTY Jean C. Monty	Director
/s/ ELIZABETH NELSON Elizabeth Nelson	Director
/s/ CARLA SMITS-NUSTELING Carla Smits-Nusteling	Director
/s/ OLIVIER PIOU Olivier Piou	Vice Chairman of the Board of Directors, Director

Signature	Title

/s/ RISTO SIILASMAA Risto Siilasmaa	Chairman of the Board of Directors
/s/ KARI STADIGH Kari Stadigh	Director
/s/ RAJEEV SURI Rajeev Suri	President and Chief Executive Officer (Principal Executive Officer)
/s/ KRISTIAN PULLOLA Kristian Pullola	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ ALEXIS MENDOZA Alexis Mendoza	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Form of Underwriting Agreement*
4.1	Form of Indenture
5.1	Opinion of Shearman & Sterling (London) LLP
5.2	Opinion of Roschier, Attorneys Ltd.
12.1	Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of PricewaterhouseCoopers Oy
23.2	Consent of Deloitte & Associés
23.3	Consent of Ernst & Young et Autres
23.4	Consent of Shearman & Sterling (London) LLP (included in Exhibit 5.1)
23.5	Consent of Roschier, Attorneys Ltd. (included in Exhibit 5.1)
24.1	Powers of Attorney as set forth on the signature pages of this registration statement
25.1	Statement of Eligibility of Trustee for the debt securities

*
To be filed, if necessary, as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.